SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

The Providence Service Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

743815102

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Ave.

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,574,300 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,574,300 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,574,300 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.1% (1)
14.	Type of Reporting Person (See Instructions) IA

(1)	Includes 1,920,545 shares of common stock, par value $0.001 per share (“Common Stock”) that could be obtained upon the conversion of shares of Series A convertible preferred stock, par value $0.001 per share (the “Series A Preferred Stock”), beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,881,101 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,881,101 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,881,101 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.8 (1)%
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 1,724,962 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,935,869 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,935,869 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,935,869 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 1,032,315 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 421,083 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 421,083 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 421,083 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 168,498 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital Co-Invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 524,149 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 524,149 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 524,149 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,574,300 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,574,300 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,574,300 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.1% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,920,545 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,574,300 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,574,300 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,574,300 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.1% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,920,545 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

Explanatory Note: This Amendment No. 10 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Filers with the Securities and Exchange Commission (the “SEC”) on July 30, 2012 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on August 20, 2012, Amendment No. 2 to the Initial 13D filed on September 13, 2012, Amendment No. 3 to the Initial 13D filed on November 28, 2012, Amendment No. 4 to the Initial 13D filed on August 15, 2013, Amendment No. 5 to the Initial 13D filed on October 28, 2014, Amendment No. 6 to the Initial 13D filed on February 23, 2015, Amendment No. 7 to the Initial 13D filed on March 16, 2015, Amendment No. 8 to the Initial 13D filed on March 17, 2017 and Amendment No. 9 to the Initial 13D filed on December 13, 2017, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Coliseum Capital Co-Invest, L.P., a Delaware limited partnership (“CCC”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton, a director of the Issuer (“Shackelton”).

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

The information relating to the beneficial ownership of Common Stock by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 13,020,299 shares of Common Stock outstanding as of April 18, 2018, as reported in the Issuer’s Schedule 14A, as filed with the SEC on April 27, 2018.

There were no transactions in the Common Stock that were effected during the past sixty days from the date hereof.

Except as set forth in Item 6 hereof, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock or the Issuer’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) reported herein.

The information contained in Item 6 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On May 9, 2018, the Issuer filed a resale registration statement (the “Resale Registration Statement”) with the SEC to provide the Filers with flexibility with respect to the method by which the Filers may sell their Common Stock and Series A Preferred Stock. In connection with the filing of the Resale Registration Statement, on May 9, 2018, the Issuer, on the one hand, and CCP, CCP2, CCC and a separate account investment advisory client of CCM (the “Separate Account” and, together with CCP, CCP2 and CCC, the “Coliseum Entities”), on the other hand, entered into a Registration Indemnification Agreement that (the “Registration Indemnification Agreement”), which, among other things, provides for customary indemnification rights for the parties to the Registration Indemnification Agreement and specifies the circumstances under which the Issuer may suspend the use of the Resale Registration Statement by the Coliseum Entities.

CUSIP No. 743815102 (Common Stock)

The foregoing description of the Registration Indemnification Agreement is qualified in its entirety by reference to the Registration Indemnification Agreement, which is filed hereto as Exhibit 5 and incorporated herein by reference.

CCM is an investment adviser whose clients, including CCP, CCP2, CCC and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock and the Series A Preferred Stock. CC is the general partner of CCP, CCP2 and CCC. Gray and Shackelton are the managers of CC and CCM. CCM may have the right to receive performance-related fees from the Separate Account, and CC may have the right to receive performance-related fees from CCP, CCP2 and CCC.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

6	Registration Indemnification Agreement, dated May 9, 2018, among the Issuer and CCP, CCP2, CCC and the Separate Account.

CUSIP No. 743815102 (Common Stock)

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2018

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL PARTNERS II, L.P.

By:	Coliseum Capital, LLC, General Partner	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL CO-INVEST, L.P.		ADAM GRAY

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

CHRISTOPHER SHACKELTON

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact